                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              __________

                            SCHEDULE 14D-9
                 Solicitation/Recommendation Statement
                  Pursuant to Section 14(d)(4) of the
                    Securities Exchange Act of 1934
                           (Amendment No. 1)

                              __________


                        HOUSE OF FABRICS, INC.
                       (Name of Subject Company)

                        HOUSE OF FABRICS, INC.
                 (Name of Person(s) Filing Statement)


                COMMON STOCK, PAR VALUE $.01 PER SHARE
                    (Title of Class of Securities)

                               441759107
                 (CUSIP Number of Class of Securities)

                               _________

                       MARVIN S. MALTZMAN, ESQ.
                   SENIOR VICE PRESIDENT, SECRETARY
                          AND GENERAL COUNSEL
                        HOUSE OF FABRICS, INC.
                         13400 RIVERSIDE DRIVE
                    SHERMAN OAKS, CALIFORNIA 91423
                            (818) 385-2303
             (Name, address and telephone number of person
            authorized to receive notice and communications
             on behalf of the person(s) filing statement)

                            With a copy to:

                       Richard A. Boehmer, Esq.
                         O'Melveny & Myers LLP
                         400 South Hope Street
                  Los Angeles, California 90071-2899
                            (213) 669-6000

     The last two paragraphs of the Company's Schedule 14D-9 under Item 4(b), "The Solicitation or Recommendation --
Background of the Offer; Reasons for the Recommendation" are amended in their entirety to read as follows:


     In reaching its determination and recommendation described in paragraph (a) of this Item 4, the Board considered a number of factors, including the following:

     (1) The financial condition and results of operations of the Company.

     (2) The projected financial results, prospects and strategic objectives of the Company, as well as the risks involved in achieving those results, prospects and objectives, including the Company's inability to meet its projections over the last several quarters and liquidity constraints which the Company may face in the absence of new financing. The Board believed there were significant questions as to whether the Company could obtain new financing on acceptable terms.

     (3) The fact that the $4.25 per Share to be received by the Company's stockholders in both the Offer and the Merger represents a substantial premium (approximately 33%) over the closing market price of $3.19 per Share on January 30, 1998 (the last trading day prior to the Board's approval of the transaction referred to in paragraph (a) of this Item
     4); and the fact that the $4.25 per Share to be received by the Company's stockholders in both the Offer and the Merger represents a substantial premium (110%) over the average market price per Share during the 60-day period prior to the Board's approval of the transaction referred to in paragraph
     (a) of this Item 4.

     (4) The Board's view, after consultation with management and F.M. Roberts, that it was unlikely that other viable buyers existed who would make firm offers on terms as favorable as those in the Offer and the Merger.

     (5) The presentation to the Company's Board of Directors by representatives of DLJ and the opinion of DLJ that the $4.25 per Share in cash to be received by the stockholders of the Company pursuant to the Merger Agreement is fair to such stockholders from a financial point of view. The full text of the written opinion of DLJ, which sets forth assumptions made, procedures followed, matters considered and limits on the review undertaken, is attached as Exhibit 15 to the
     Schedule 14D-9 and is incorporated herein by reference. THE COMPANY'S STOCKHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY.

           The opinion of DLJ was presented for the information of the Company's Board of Directors in connection with their consideration of the Merger Agreement and is directed only to the fairness of the aggregate consideration to be received by the stockholders of the Company pursuant to the Merger Agreement. The opinion does not constitute a recommendation to any stockholder as to whether to tender Shares in the Offer or how to vote with respect to the Merger.

     (6) The availability of appraisal rights under Section 262 of the Delaware Law for dissenting Shares.

     (7) The terms and conditions of the Merger Agreement and the course of the negotiations resulting in the execution thereof and the Company's belief that additional negotiation with Parent would not result in materially better terms for the Company and could jeopardize a transaction with Parent.

     (8) The fact that the Company had not received a firm offer from any other bidder that was on terms equal or superior to the terms of the Offer and the Merger and, based upon the Company's historical results and prospects, especially the liquidity constraints facing the Company in the absence of new financing, the significant questions regarding the likelihood of the Company being able to continue and prosper as an independent entity.

     (9) The likelihood that the proposed acquisition would be consummated, including the likelihood of obtaining the regulatory approvals required pursuant to, and satisfying the other conditions to, the Offer and the Merger contained in the Merger Agreement. On February 20, 1998, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, terminated, thus satisfying a significant condition to the Offer.

           The members of the Board of Directors evaluated the factors listed above in light of their knowledge of the business and operations of the Company and their business judgment. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination. However, the Board believes that its evaluation of the factors listed above supported its recommendation.

           The Summary Compensation Table in Annex A, "Information Statement Pursuant to Section 14(f) of the Securities Exchange
Act of 1934 and Rule 14(f) thereunder ("Annex A") is hereby amended in its entirety to read as follows:

[CAPTION]

                      SUMMARY COMPENSATION TABLE
                                                         ANNUAL COMPENSATION

                                                                                                             Long Term
                                                                                                             Compensation
                                                                                                             Awards
                                           Fiscal
                                           Year                                                              Securities
                                           Ended                                         Other Annual        Underlying
                                           January                                       Compensation        Stock
Name and Principal Position                31,            Salary        Bonus(1)         (2)(3)              Options

Donald L. Richey
President and Chief
Executive Officer(4)                       1998           $237,500      $100,000(5)     $117,826(6)          200,000

Gary L. Larkins, Former                    1998           $247,255          -                   (8)
Vice Chairman and Chief                    1997           $224,254      $ 74,400(9)             (8)           76,859
Executive Officer(7)                       1996           $224,254          -           $ 28,234

John E. Labbett, Executive                 1998           $175,000      $ 25,000(5)     $139,674(6)
Vice President - Chief                     1997           $175,000      $ 25,000(5)             (8)           37,492
Financial Officer(10)                      1996           $ 43,749          -           $ 11,346

Michael E. Brown, Former                   1998           $142,206          -                   (8)
Executive Vice President                   1997           $150,000      $108,400(9)             (8)           37,492
- Store Operations(11)                     1996           $131,250      $ 10,000(5)     $ 13,688

William E. Rapp, Executive                 1998           $150,000         -                    (8)
Vice President - Buying(12)                1997           $150,000      $120,000(13)            (8)           37,492
                                           1996           $ 97,210      $ 60,000(13)    $ 32,111


(1) There were no performance bonuses paid under the Company's incentive bonus program for any of the years shown.

(2)  The Company adopted a Qualified Profit Sharing Plan (the
     "Qualified Plan") in 1970 which was amended to a 401(k) Plan in 1996. The 401(k) Plan is designed to encourage long range savings, to meet financial emergencies and retirement needs. The 401(k) Plan covers fulltime employees, twenty-one years of age, who have been employed by the Company for at least twelve months. An employee may contribute up to a maximum of 16% of monthly earnings. The Company, subject to its profitability, may match 1% for each year of employment up to a maximum of 6%. In 1990 the Company adopted a Non-
     Qualified Profit Sharing Plan (the "Non Qualified Plan") for all highly compensated officers and employees ("HCG") of the Company since the HCG were no long eligible to participate in the Qualified Plan. The Non-Qualified Plan is limited to the HCG. The Non-Qualified Plan was designed to offer the HCG the same benefits as afforded under the Qualified Plan.

(3) Profit sharing contributions are earned in the prior year but paid in the following year. Because of the Company losses in the last three years, there were no Company matching contributions earned for the fiscal years ended
     January 31, 1998, 1997 and 1996.

(4)  Mr. Richey became an employee of the Company in April 1997.
     See "- Employment Agreement".

(5)  Minimum bonus payments guaranteed.

(6) Includes reimbursement of moving and related expenses, term life insurance premiums for coverage over $50,000 and car allowance.

(7)  Mr. Larkins resigned as Vice Chairman and Chief Executive
     Officer effective April 1, 1997.

(8) The aggregate value of the perquisites and other personal benefits received by the named executive is not reflected because the amount was below the reporting threshold.

(9) The Board of Directors adopted a Special Bonus Plan ("Plan") effective during fiscal 1995. The Plan was designed to help retain executive officers and key employees ("Employees") of the Company during the period of its Chapter 11 bankruptcy reorganization. This Plan was designed to offer Employees the incentive and reward required to maintain their support, enthusiasm and loyalty through the restructuring process.
     The Plan provided for the payment of the bonus in three stages. The first payment was made upon adoption of the Plan with each participant receiving 20% of the total amount designated. The second payment of 20% was made upon the Company's having secured approval from the Bankruptcy Court to present a Plan of Reorganization. The final payment of 60% was made on July 31, 1996 upon confirmation of the Plan of Reorganization.

(10) John E. Labbett was elected as an officer on October 16, 1995.

(11) Michael E. Brown resigned as of December 12, 1997.

(12) William E. Rapp was elected as an officer on May 24, 1995.

(13) Hiring bonus agreed to be paid to William E. Rapp.


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[CAPTION]

     The table entitled "Aggregate Option Exercises During
Fiscal 1998 and Options Values at Fiscal Year End" in
Annex A is hereby amended in its entirely to read as follows:


                                                                  Number of
                                                                  Securities       Value of
                                                                  Underlying       Unexercised
                                                                  Unexercised      In-the-Money
                                                                  Options at       Options at
                                                                  Year End(#)      Year End($)(#)
                                  Share
                                  Acquired         Value          Exercisable/     Exercisable/
                                  on Exercise(#)   Realized($)    Unexercisable    Unexercisable

Donald L. Richey.........         --               --             66,666/133,334       0/0
Gary L. Larkins .........         --               --             21,251/57,645        0/0
John E. Labbett .........         --               --              9,373/28,119        0/0
Michael E. Brown ........         --               --                         0        0/0
William E. Rapp .........         --               --              9,373/28,119        0/0

* Based on the difference the closing sale price of the Common Stock on January 30, 1998 (the last trading day of fiscal 1998), and the exercise price.


     The table entitled "Security Ownership of Certain Beneficial
Owners and Management" in Annex A is hereby amended in its entirety to read as follows:

    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth the number of common shares beneficially owned on February 1, 1998 by (i) owners of more than five percent of outstanding common stock, based solely on Schedules 13Ds filed by such beneficial owners with the Securities and Exchange Commission; (ii) each director; (iii) each of the executive officers named in the Summary Compensation Table; and (iv) all directors and executive officers as a group. All individuals listed in the table have sole voting and investment power over the shares reported as owned, except as otherwise stated.

[CAPTION]

                                Shares            Option Shares
                                Beneficially      Exercisable
                                Owned, Excluding  Within 60          Percentage of
       Name                     Options           Days               Outstanding Shares

Rumpelstiltskin (USA)(1). . .   873,390           0                  16.4%
c/o Goldsher & Goldsher
 640 N. LaSalle Street,
 Suite 300
 Chicago, IL 60610
Gabriel Capital, L.P.(2). . .  331,534            0                 6.2%
 450 Park Avenue, Suite 3201
 New York, New York  10022
Gary L. Larkins . . . . . . .       90            21,251           (3)
Michael E. Brown. . . . . . .       0             0
John E. Labbett . . . . . . .       0              9,373           (3)
William E. Rapp . . . . . . .       0              9,373           (3)
Donald L. Richey. . . . . . .   1,000             66,666          1.2%
Carl C. Gregory, III. . . . .       0              2,343           (3)
R.N. Hankin . . . . . . . . .       0              4,686           (3)
H. Michael Hecht. . . . . . .       0              4,686           (3)
Mitchell G. Lynn. . . . . . .       0              4,686           (3)
Alison L. May . . . . . . . .       0              2,343           (3)
All directors and executive
officers as a group (15). . .   1,000            116,226           2.2%

(1)  Based upon Amendment No. 2 to Schedule 13D dated March 31,
1997.

(2)  Based upon Schedule 13D dated December 19, 1997.

(3)  Less than 1%.


                           SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 1998.

                           HOUSE OF FABRICS, INC.


                           By: /s/ MARVIN S. MALTZMAN
                           Name:  Marvin S. Maltzman
                           Title:  Senior Vice President,
                                   Secretary and General
                                   Counsel